


03050939

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Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, or +46 70 322 8070, or annika.berglund@atlascopco.com

Sune Carlsson next chairman of Atlas Copco's Board of Directors

Stockholm, Sweden, March 11, 2003—At the Annual General Meeting (AGM) of Atlas Copco AB, to be held April 28, 2003, shareholders will vote on two new Board members: Staffan Bohman, President and CEO of SAPA and Anders Ullberg, President and CEO of SSAB. Anders Scharp will leave the Board after ten years, of which seven as its Chairman.

Nominated for re-election to the Board of Atlas Copco are Sune Carlsson, Jacob Wallenberg, Kurt Hellström, Thomas Leysen, Ulla Litzén, Charles E. Long and Gunnar Brock. Staffan Bohman and Anders Ullberg have been nominated for election to the Board.

Anders Scharp, Chairman of the Board of Atlas Copco AB, Michael Treschow, Chairman of Telefonaktiebolaget LM Ericsson, and Lennart Jeansson, Executive Vice President of AB Volvo, have declined re-election.

The nominations for Board members are supported by the following shareholders representing a total of more than 25 percent of the votes in the Company; Investor AB, Handelsbanken Fonder, Robur Fonder, and Alecta, all based in Sweden. The nomination process is described in Atlas Copco's Annual Report, which will be published on March 28, 2003. Following the proposal the number of board members to be elected at the AGM will be reduced to nine.

Staffan Bohman, born in 1949, is the President and CEO of SAPA AB, Sweden. He is a member of the board of Trelleborg AB, Sweden, and Chairman of the German-Swedish Chamber of Commerce, Sweden.

Anders Ullberg, born in 1946, is President and CEO of SSAB, Sweden. Ullberg is Chairman of the Board of Eneqvistbolagen, and a board member of TietoEnator, Sweden, and Svenskt Näringsliv (Confederation of Swedish Enterprise), Sweden. He is chairman of the board of Jernkontoret, the Swedish Steel Producers' Association.

The new Board intends to elect ***Sune Carlsson*** as new chairman, succeeding Anders Scharp. Mr. Carlsson, born in 1941, is the President and CEO of the SKF Group, Sweden, until April 15, 2003, when he leaves this position. Mr. Carlsson is a member of the Board of Atlas Copco since 1997. He is a board member of Investor AB, Sweden, and AB SKF, Sweden.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.



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Group Communications

CONTACT: Magnus Gyllö, Vice President, Atlas Copco (China) Investment Company Ltd
Phone + 86 1380 1635, magnus.gyllo@cn.atlascopco.com

Joanna Canton, Media Relations Manager, Atlas Copco AB
Phone + 44 1442 222312, joanna.canton@uk.atlascopco.com

Atlas Copco strengthens its presence in Asia

Stockholm, Sweden, March 7, 2003—Atlas Copco has received approval from the Chinese Authorities to convert its 92% equity joint venture, Wuxi Atlas Copco Compressor Co. Ltd., into a 100 % Wholly Foreign Owned Enterprise (WFOE), owned by Atlas Copco (China) Investment Co. Ltd. The name of the company remains unchanged after the transformation. This move is in line with Atlas Copco's strategy of increasing its presence in Asia and of owning as much as possible of all companies in which investments are made.

Wuxi Atlas Copco Compressor Co. Ltd, established in 1994, employs 80 people. It assembles compressors from 5 to 250 kW for Chinese industry, including the textile, electronics, appliances, machinery, chemical and power generation segments. Atlas Copco has been active in the Chinese market for over 80 years. In 2002, it further supported its growth by adding a second brand of compressor to its Chinese portfolio with the acquisition of the Chinese compressor manufacturer, Liuzhou Tech Machinery Co. Ltd (Liutech).

To further strengthen its Asian operations, Atlas Copco also recently took 100% ownership of its customer centers in Thailand and Vietnam. An agreement was signed late 2002 to purchase the remaining 51% of the shares in Atlas Copco Diethelm Ltd. in Thailand. The company is now 100% owned by Atlas Copco and has changed its name to Atlas Copco (Thailand) Ltd. A new company, Atlas Copco Service (Thailand) Ltd. has been established to handle service and rental, primarily in Thailand. Atlas Copco (Vietnam) Ltd. is a wholly owned subsidiary of Atlas Copco (Thailand) Ltd.

The companies in Thailand and Vietnam are responsible for the sales and service of Atlas Copco air compressors, construction and mining equipment, as well as industrial power tools and ancillary equipment in their respective countries.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of SEK 48 billion with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812


Atlas Copco

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Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@se.atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070 or + 46 70 322 8070, annika.berglund@se.atlascopco.com

Atlas Copco to acquire manufacturer of drilling accessories for professional electric tools

Stockholm, Sweden, March 18, 2003—Atlas Copco Holding GmbH has today signed an agreement to acquire DreBo Werkzeugfabrik GmbH, Altshausen, Germany, a manufacturer of carbide tipped masonry drilling products. Included in the acquisition is DreBo's distribution center in the United States. The purchase price was not disclosed. The acquisition is subject to approval by regulatory authorities.

DreBo is one of the world's leading manufacturers of carbide tipped masonry drilling products used in the building markets. The company has annual revenues of approximately MSEK 230 (M€25) and 160 employees.

The acquisition is in line with the strategy of Atlas Copco Industrial Technique, to expand the accessory business related to the professional electric tools designed and manufactured by the business area. "*Through the acquisition we will widen our product range, and improve our "use of products" offering, thus improving our customer support and services,*" says Göran Gezelius, Senior Executive Vice President Business Area Industrial Technique. *"The drilling accessories from DreBo give us an opportunity to further increase our presence with key customers."*

After being acquired, DreBo will continue to operate as a stand-alone company and serve its current customer base. Markus Dreps, son of the founder and owner, will become the new General Manager of the company.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of SEK 48 billion with 98% of revenues outside Sweden, and approximately 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco is a major producer and supplier of electric professional tools through the two divisions Milwaukee Electric Tools, USA, and Atlas Copco Electric Tools, Germany, both part of Atlas Copco's business area Industrial Technique.

SEC 82-812



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Group Communications

Atlas Copco AB (publ), Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are hereby invited to attend the Annual General Meeting to be held on Monday April 28, 2003 at 5.00 p.m. (Swedish time) in the Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Notification of attendance
Shareholders, intending to participate in the Annual General Meeting, must

- be recorded in the Shareholders Register kept by VPC AB (the Swedish Securities Register Centre) on Thursday April 17, 2003, and
- notify the Company of their intent to participate in the Annual General Meeting no later than 4.00 p.m., Tuesday April 22, 2003 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or via Internet www.atlascopco-group.com or by telephone +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other authorized depositary must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Thursday April 17, 2003. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Annual General Meeting in person or by proxy. Proxies should be received by the Company together with notification of attendance. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Entrance cards will be sent to the Shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the homepage of Atlas Copco www.atlascopco-group.com after the Meeting.

Agenda

1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to assist the Chairman in approving the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditors' Report and the Consolidated Annual Report and the Consolidated Auditors' Report;
7. The President's speech;
8. Decision
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet,
   b) regarding discharge from liability of the Board members and the President,

c) regarding allocation of the Company's profit according to the approved Balance Sheet,
d) regarding record day for receiving dividend;

9. Determination of the number of Board members and deputy members to be elected at the Meeting;
10. Election of Board members and, if applicable, of deputy members;
11. Determination of the remuneration to the Board of Directors and committees of the Board of Directors;
12. Proposal from the Sveriges Aktiesparares Riksförbund (Swedish Shareholders' Association) that a Nomination Committee be appointed at the Meeting;
13. Closing of the Meeting.

The Board of Directors' proposals for decision

Item 8c) that a dividend of SEK 5.75 per share be paid to the Shareholders;

Item 8d) that the record day for the dividend be May 2, 2003. Should this date be approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on May 7, 2003.

Other proposals

The following group of shareholders, Investor, SHB/SPP Fonder, Robur Fonder and Alecta, representing more than 25% of the total number of votes, have submitted the following proposals:

Item 9) that nine (9) ordinary Board members, earlier ten (10), and no deputies are elected;

Item 10) that the following ordinary Board members are re-elected: Jacob Wallenberg, Gunnar Brock, Sune Carlsson, Kurt Hellström, Thomas Leysen, Ulla Litzén and Charles E. Long;
that Staffan Boman and Anders Ullberg are elected new Board members.
The Board members Anders Scharp, Lennart Jeansson and Michael Treschow have declined re-election; and

Item 11) that a Board remuneration of SEK 3,000,000 is decided upon as well as a remuneration for Board committee work of SEK 300,000; both sums to be distributed in accordance with the Board's discretion to the Board members elected by the Meeting and not employed by the company.

Item 12) Sveriges Aktiesparares Riksförbund has announced a proposal regarding the appointment of a Nomination Committee by the Meeting that should consist of, from the company independent, members who should represent the owners at the Meeting. It is further proposed that one member representing the small shareholders be part of the Committee.

A number of the major shareholders, together representing more than 25% of the total number of votes, have announced that they intend to vote to reject this proposal. They will instead propose that the Meeting decides that the nomination process be arranged in such a way that four of the major shareholders elect one representative each during the fourth quarter of each year, and that they, under the supervision of the Chairman, will formulate a proposal for the Board that will be submitted to the Annual General Meeting for decision. The proposal includes that the names of the four representatives be announced as soon as they have been appointed.

Auditors

At the 2002 Annual General Meeting the audit firm KPMG Bohlins AB was elected auditor, with the Authorized Public Accountant Stefan Holmström as the main responsible for the audit, for the period until the Annual General Meeting in 2006. The auditor's fee be paid on open account.

Stockholm, March 2003